FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated May 10, 2006, regarding the reduction in shareholder equity.

2.	Translation of a letter to CONASEV, dated May 9, 2006, regarding the resignation of Mr. Jaime Rivero Aguilar from the position of General Manager, and the assignment of Mr. Francisco Diego De Cárdenas García Berro to the position.

Item 1

Lima, May 10, 2006

REGISTRO PÚBLICO DEL MERCADO DE VALORES

COMISIÓN NACIONAL SUPERVISORA DE

EMPRESAS Y VALORES (CONASEV)

Re: Key Events

Dear Sirs,

Through the present communication, Telefónica del Perú S.A.A. delivers you a copy of the Public Deed1 dated August 27, 2005, offered before notary Eduardo Laos de Lama, to formalize the capital stock reduction, executed through the agreement adopted in the Shareholders Meeting, dated March 28, 2005. We also inform you that the agreement was registered in the card 11015766, B7 of de Lima’s Company’s Public Registry on May 9, 2006.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A.A.

Representative to the Stock Exchange

[1]	Not included herewith.

Item 2

Lima, May 9, 2006

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Present-

Ref. : Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications and in the Regulation of Indirect Property, Affiliation and Economic Groups we inform you that, on May 9, 2006, the Shareholders Meeting of Telefónica Servicios Comerciales S.A.C. accepted the resignation of Mr. Jaime Rivero Aguilar, identified with DNI No. 09131676, as General Manager and assigned Mr. Francisco Diego De Cárdenas García Berro, identified with DNI No 09396496 in such position.

Enclosed please find the information on Economic Group1 in the format established by Conasev.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

1)	Not included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: May 23, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.